UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON FEBRUARY 10th, 2025

DATE, TIME AND PLACE: February 10th, 2025, at 10.20 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (3) Evaluation on the Management’s Report and the Financial Statements of the Company, related to the fiscal year ended on December 31st, 2024; (4) Evaluation on the Management's Proposal for the allocation of the results related to the fiscal year of 2024 and distribution of dividends by the Company; and (5) Presentation of Ernst & Young Auditores Independentes S/S (“EY”) on the Financial Statements related to the fiscal year ended on December 31st, 2024.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco and Fabiane Reschke presented the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 10th, 2025

(2) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), Gustavo Baptista Alves, representative of the Tax Services area, and Victor de Almeida Pinto F. de Mendonça, representative of the Tax Strategy area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) the distribution of profits in the amount of R$200,000,000.00 (two hundred million reais) at R$0.082624038 (zero, point, zero, eight, two, six, two, four, zero, three, eight cents) of gross value per share; (ii) payment will be made until April 22nd, 2025, without the application of any monetary restatement index; (iii) shall be considered the date of February 17th, 2025, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

(3) Evaluation on the Management’s Report and the Financial Statements of the Company, related to the fiscal year ended on December 31st, 2024.

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the information about the Company's Financial Statements for the fiscal year ended on December 31st, 2024, duly audited by Ernst & Young Auditores Independentes S/S ("EY").

After such presentation and the clarifications provided, the CF, unanimously, opined favorably on the approval of the Company's individual and consolidated Financial Statements for the fiscal year ended on December 31st, 2024, which will be submitted to the Company's Annual Shareholders’ Meeting.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 10th, 2025

(4) Evaluation on the Management’s proposal for the allocation of the results related to the fiscal year of 2024 and distribution of dividends by the Company.

The Company's Fiscal Council, in the exercise of their legal and statutory attributions, having examined the management's proposal ("Proposal") for allocation of the results related to the fiscal year ended on December 31st, 2024, unanimously, it gave a favorable opinion on the Proposal presented, which is in a condition to be submitted for deliberation by the Company's Annual Shareholders' Meeting.

Regarding the Management Proposal for the distribution of dividends, it was informed that the net income for the fiscal year 2024 was the amount of R$3,153,880,725.20 (three billion, one hundred and fifty-three million, eight hundred and eighty thousand, seven hundred and twenty-five reais and twenty cents) as provided for in the Bylaws, and as mandatory minimum dividends a percentage of 25% (twenty-five percent) of the adjusted net income for the fiscal year 2024 will be distributed, representing the gross amount of R$668,126,549.23 (six hundred and sixty-eight million, one hundred and twenty-six thousand, five hundred and forty-nine reais and twenty-three cents).

Throughout the year of 2024, R$1,450,000,000.00 (one billion and four hundred and fifty million reais), was approved as interest on shareholders’ equity, as follows: (i) the amount of R$668,126.549.23 (six hundred and sixty-eight million, one hundred and twenty-six thousand, five hundred and forty-nine reais and twenty-three cents) is imputed to the amount of the mandatory minimum dividend; and (ii) the remaining amount of R$781.873,450.77 (seven hundred and eighty-one million, eight hundred and seventy-three thousand, four hundred and fifty reais and seventy-seven cents) was distributed as interest on shareholders’ equity in addition to the mandatory minimum dividend provided for in the Company's Bylaws.

Additionally, additional dividends will be proposed in the amount of R$2,050,000,000.00 (two billion and fifty million reais), with R$1,222,506,196.94 (one billion, two hundred and twenty-two million, five hundred and six thousand, one hundred and ninety-six reais and ninety-four centavos) based on the profit of fiscal year 2024, and R$827,493.803.06 (eight hundred and twenty-seven million, four hundred and ninety-three thousand, eight hundred and three reais and six cents) based on an expansion reserve related to profits from previous fiscal years, to be approved at the Company's Annual Shareholders' Meeting, totaling R$3,500,000,000.00 (three billion and five hundred million reais) in interest on shareholders’ equity and dividends.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 10th, 2025

After providing the requested clarifications, the CF unanimously opined favorably on the approval of the referred proposal, to be submitted to the Company's Annual Shareholders’ Meeting.

(5) Presentation of Ernst & Young Auditores Independentes S/S (“EY”) on the Financial Statements related to the fiscal year ended on December 31st, 2024.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Messrs. Leonardo Donato e Harisson Silva, representatives of EY, presented the results of the audit work on the Financial Statements for the fiscal year ended on December 31st, 2024 and highlighted, as relevant points, that: (i) the scope of the audit work on the financial statements, determined in accordance with Brazilian and international auditing standards, including the quarterly reviews and other required communications; (ii) the evaluation of the internal controls and the communication on the control deficiencies identified, as well as the status of the respective remedies; (iii) no record of fraud or illegal acts was found; and (iv) the annual audit report was prepared already in the new format approved by the regulations.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 10th, 2025

FABIANE RESCHKE

Secretary

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TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2024.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2024 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 10th, 2025, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2024 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

In addition, the Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, also expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$200,000,000.00 (two hundred million reais) at R$0.082624038 (zero, point, zero, eight, two, six, two, four, zero, three, eight cents) of gross value per share, for payment to be made until April 22nd, 2025, without the application of any monetary restatement index, considering the date of February 17th, 2025, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, February 10th, 2025.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	HELOISA BELOTTI BEDICKS Member of the Fiscal Council
Elias de Matos Brito Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer